UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization Corporate Taxpayers’ Registry (CNPJ/ME) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.3.0029520-8 Publicly-Held Company

NOTICE TO THE MARKET

Approval of the dates of the new General Meeting of Creditors

Oi S.A. – In Judicial Reorganization (“Company”), further to the Material Fact disclosed on February 28, 2020, informs its shareholders and the market in general that the 7th Corporate Court of the Capital District of the State of Rio de Janeiro has approved the dates suggested by the judicial administrator for the new General Creditors’ Meeting (Assembleia Geral de Credores, or “AGC”), designating September 8, 2020 for the first call of the AGC, and September 14, 2020 for the second call of the ACG, to be held in both cases at Centro de Convenções SulAmérica.

The full text of the aforementioned court decision is available to the Company's shareholders at the Company's headquarters and at its website (www.oi.com.br/ri), as well as at IPE Module of CVM's Empresas.NET System (www.cvm.gov.br) and the B3 S.A. - Brasil, Bolsa, Balcão website (www.b3.com.br). An English translation of said court decision will also be sent, as soon as possible, to the US Securities and Exchange Commission under Form 6-K.

The Company will keep its shareholders and the market informed on the development of the subject matter of this Notice to the Market.

Rio de Janeiro, August 12, 2020.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2020

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer